UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34913

SinoTech Energy Limited

3/F, No. 19 Ronghua South Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

Telephone: +86-10-8712-5555

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOTECH ENERGY LIMITED

By:	/s/ Guoqiang Xin

Name:	Guoqiang Xin

Title:	Chief Executive Officer

Date: November 11, 2011

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 11, 2011

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